Ex12c
                                  IDACORP, Inc.
                       Consolidated Financial Information
Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements


                                                                                                   Twelve Months
                                            Twelve Months Ended December 31,                           Ended
                                                 (Thousands of Dollars)                              March 31,
                                         1995         1996         1997         1998        1999        2000

Earnings, as defined:
  Income before  income taxes        $ 127,342   $  135,247   $  133,570    $ 133,806   $ 137,021   $ 156,396
  Adjust for distributed income of
  equity investees                      (2,058)      (1,413)      (3,943)      (4,697)       (837)     (4,734)
  Equity in loss of equity method
  investments                                0            0            0          458         435         311
  Minority interest in losses of
  majority owned subsidiaries                0            0            0         (125)        (37)       (212)
  Supplemental fixed charges and
  preferred dividends, as below         72,826       73,018       72,208       72,496      74,800      75,160

     Total earnings, as defined      $ 198,110   $  206,852   $  201,835    $ 201,938   $ 211,382   $ 226,921

Fixed charges, as defined:
  Interest charges                   $  56,456   $   57,348   $   60,761    $  60,677   $  62,975   $  63,210
  Preferred stock dividends of
  subsidiaries-gross up-IDACORP
  rate                                  12,834      12,079        7,891        8,445       8,313        8,430
  Rental interest factor                   925         991          982          801         955          968
     Total fixed charges                70,215      70,418       69,634       69,923      72,243       72,608
  Supplemental increment to fixed
    charges*                             2,611       2,600        2,574        2,573       2,557        2,552


  Supplemental fixed charges            72,826      73,018       72,208       72,496      74,800       72,608
  Preferred dividends requirements           0           0            0            0           0            0

     Total combined supplemental
     fixed charges and preferred
     dividends                       $   72,826   $  73,018   $   72,208    $  72,496   $  74,800   $  75,160

Supplemental ratio of earnings to
combined fixed charges and
preferred dividends                       2.72x       2.83x        2.80x        2.79x       2.83x       3.02x

*Explanation of increment - Interest on the guaranty of American Falls
       Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.


